Exhibit 12

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$128	$165
Equity earnings net of distributions	(8)	(15)

Total earnings	120	150

Income taxes	73	42

Fixed charges:
Interest expense including amortization of debt discount	132	135
Portion of rentals representing an interest factor	49	45

Total fixed charges	181	180

Earnings available for fixed charges	$374	$372

Ratio of earnings to fixed charges	2.1	2.1